United States securities and exchange commission logo





                           September 27, 2023

       Nicolas Link
       Chief Executive Officer
       Ilustrato Pictures International, Inc.
       26 Broadway, Suite 934
       New York, NY 10004

                                                        Re: Ilustrato Pictures
International, Inc.
                                                            Amendment No. 5 to
Registration Statement on Form 10-12G
                                                            Filed September 12,
2023
                                                            File No. 000-56487

       Dear Nicolas Link:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 14, 2023 letter.

       Amendment No. 5 to Registration Statement on Form 10-12G filed September 12, 2023

       Business Overview, page 1

   1. We note the disclosure about your focus on acquisitions of businesses and your July 21,
                                                        2023 press release and
your plans to spin out the Quality Industrial Corporation and
                                                        Emergency Response
Technologies subsidiaries and to pay special equity dividends to shareholders of
Ilustrato. Please provide us your analysis as to why you would not be an investment company
under the Investment Company Act of 1940. Also, please provide us your analysis as to how
your acquisition strategy will not cause you to be an investment company under the
Investment Company Act of 1940.
 Nicolas Link
FirstName   LastNameNicolas    Link
Ilustrato Pictures International, Inc.
Comapany 27,
September   NameIlustrato
                2023        Pictures International, Inc.
September
Page  2     27, 2023 Page 2
FirstName LastName
Legal Proceedings, page 28

2. Please clarify the new disclosure concerning "the amount of $3.772 million for the historic note with a principal amount of $4,000."
Risk Factors, page 31

3. Please include a risk factor to disclose the extent to which you have not been able to service your debt obligations as requested in prior comment 3. Also tell us, with a view to disclosure, the status of the (1) convertible note with AJB Capital Investment LLC in the amount of $1,200,000 that matured on June 1, 2023 mentioned on page 83; and
         (2) convertible note with Jefferson Street Capital in the amount of $100,000 that matured on July 26, 2023 mentioned on page 83.
Our ability to generate the significant amount of cash, page 32

4. We note your response to prior comment 4. Please tell us with specificity where the guarantee mentioned in the second paragraph on page 32 has been filed as an exhibit.
Certain of our officers and directors have other business pursuits, page 45

5. Please disclose the extent to which Nicolas Link has voting control over Dear Cashmere
         Holding Co. and CGrowth Capital, Inc. as requested in the last sentence of prior comment
         8.
Industrial & Manufacturing Division, page 56

6. Please reconcile the disclosure in this section that the funding obligations for acquisitions such as Quality International Co Ltd FCZ, "are currently funded by QIND itself as are the ongoing obligations for future acquisitions by the subsidiary" with the disclosure in your
         Form 8-K filed on August 25, 2023 about the Subscription Buy-Back Agreement and the
         Guarantee & Indemnity Agreement. In this regard, we note the disclosure in the Form 8-
         K that you are a guarantor.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Recent Developments and Plan of Operations, page 57

7. We note your disclosures regarding the change in the status of the production of electric vehicles in Serbia on pages 37 and 52. Please update your discussions of your operations in Serbia in this section to provide consistent information.
Report of Independent Registered Public Accounting Firm, page F-1

8. We note your response to comment 16 and the revisions made to the audit report. Your response to comment 38 in your letter dated June 27, 2023 indicated that your auditor determined it was not necessary to reference another auditor in its report due to the subsidiary's immateriality. However, the second and fourth paragraphs of the audit report
 Nicolas Link
FirstName   LastNameNicolas    Link
Ilustrato Pictures International, Inc.
Comapany 27,
September   NameIlustrato
                2023        Pictures International, Inc.
September
Page  3     27, 2023 Page 3
FirstName LastName
         continue to refer to your auditor's reliance on the report of another auditor. The report also continues to refer to the "review" of the other auditors. Please address the following:

                Clarify for us whether the other auditors (i) audited the financial statements of Bull
              Head Products Inc. and Georgia Fire & Rescue Supply LLC in accordance with the standards of the PCAOB or United States Generally Accepted Auditing Standards, or
              (ii) performed a review of the financial statements of the entities as defined in AICPA
              AR-C 90.
                If the latter, considering the fact that a review of financial statements is substantially less in scope than an audit, have your auditor explain to us why it would be appropriate to rely on a review of these entities by another auditor in forming its opinion. Tell us how that is consistent with the guidance in PCAOB Auditing
              Standard 1205.
                If the other auditors performed an audit of Bull Head Products Inc. and Georgia Fire
              & Rescue Supply LLC, revise the filing to include their audit reports and have your auditor revise its report to indicate the periods covered by the reports of the other auditors.
9. We note the substantive revisions made to your financial statements, including the segment information and disclosures added to Note 23 - Subsequent Events, but note that the audit report continues to be dated April 6, 2023. Tell us whether your auditors have audited the changes and added disclosure to your financial statements. Please have your auditor explain to us how it considered the guidance in PCAOB Auditing Standard
         3110 in determining the appropriate date of its report.
Business Segments, page F-12

10. We note your response to comment 24. Please refer to the guidance in ASC 280-10-50-
         12 which indicates that you should report separately information for an operating segment that meets any one of the quantitative thresholds outlined. We further note from page 62 that for fiscal year 2022 the revenues of Emergency & Response Division or operating segment exceeded 10 percent of your total revenues; the threshold outlined in ASC 280-
         10-50-12.a. Please revise the note to identify the Emergency & Response operating segment as a reportable segment and to provide the required disclosures for that segment.
         In addition, disclose the measure of profit or loss used by your CODM to assess segment performance and to allocate resources. Lastly, revise the note to include the reconciliations required by ASC 280-10-50-30, including reportable segment revenues to consolidated revenues, the reportable segment measure of profit or loss to consolidated income before income taxes or net income, as appropriate, and reportable segment assets to consolidated assets.
11. We note your response to comment 25 and the revisions made to the discussion on page
         61. We reissue the comment. Pursuant to ASC 280-10- 50-41, please revise your notes to financial statements to disclose revenue from external customers attributable to the United
         States and attributed to all foreign countries in total. Further, if revenues from external
 Nicolas Link
FirstName   LastNameNicolas    Link
Ilustrato Pictures International, Inc.
Comapany 27,
September   NameIlustrato
                2023        Pictures International, Inc.
September
Page  4     27, 2023 Page 4
FirstName LastName
         customers attributed to an individual foreign country are material, those revenues shall be disclosed separately. Disclose the basis for attributing revenues to individual countries.
         Similarly, disclose your long-lived assets located in the United States and located in all foreign countries in total. If assets in an individual foreign country are material, those assets shall be disclosed separately. Consider also including in this note the pertinent information currently presented on page 61.
Leases, page F-13

12. We note your response to comment 26. Please tell us with specificity where you provided the disclosures required by ASC 842-20-50-4 and ASC 842-20-50-6, or revise to comply.
Note 11: Non-Current Liabilities, page F-20

13. We note the disclosures related to your warrants included in Note 14 - Non-Current
         Liabilities to the interim financial statements in your Form 10-Q for the six-month period ended June 30, 2023. Please revise this filing to include similar disclosures in a note to the financial statements.
14. As part of your Form 10-Q disclosure, you indicate that in accordance with ASC 470 you have credited the portion of the proceeds assigned to your warrants to paid-in capital. We also note the information provided in your response to comment 10 indicating that you may not have sufficient authorized common stock for potential conversion of your convertible preferred stock, convertible notes, and the exercise of outstanding warrants.
         Please tell us in detail how you considered the guidance in ASC 815-40-25, in particular ASC 815-40-25-10(b), in concluding on the classification and accounting of your outstanding warrants. Tell us why the warrants should not be classified and accounted for as liabilities.
15. Further, in your June 27, 2023 letter when responding to prior comment 66 of our letter dated April 1, 2023, you indicated that the warrants are only deemed valid and enforceable in the event of default on a specific fund. You also indicated that you had reached an agreement with the fund manager, wherein they have agreed not to convert the warrant amount into equity unless a default occurs, and as a result no accounting was required. To the extent you continue to believe that you are not required to account for the warrants based on these agreements, please provide us with the details of the "specific"
         fund and explain how it is related to the debt to the warrant holders. Provide us with a copy of your agreements with the fund manager or tell us where these terms are reflected in the warrant agreements and the related amendments you have filed as exhibits.
Note 12: Common stock and Preferred Stock, page F-21

16. We note your response to comment 27 that you have classified the redeemable preferred shares as permanent equity rather than temporary equity as agreed with your auditor.
         Please provide us with a detailed analysis with appropriate references to supporting accounting guidance on which you relied in concluding that the redeemable preferred
 Nicolas Link
FirstName   LastNameNicolas    Link
Ilustrato Pictures International, Inc.
Comapany 27,
September   NameIlustrato
                2023        Pictures International, Inc.
September
Page  5     27, 2023 Page 5
FirstName LastName
         shares should be classified in permanent equity. As applicable, highlight for us any relevant terms of the Class E preferred stock, and any circumstances surrounding the legal matters regarding your ownership of FB Fire Technologies Ltd and related lien-marked shares, that you considered pertinent and persuasive in reaching your conclusion.
Note 18: Consolidation Basis of Mergers & Acquisitions, page F-24

17. We note the revised disclosure provided in response to comment 28, which highlights the significance of Quality International Co LTD FCZ. Please tell us where you filed separate financial statements of Quality International Co LTD FCZ for the two most recent fiscal years, or revise the filing to include them. Refer to Rule 8-04 of Regulation S-X.
Note 23: Subsequent Events, page F-27

18. Please update the date through which subsequent events have been evaluated. In addition, tell us whether all disclosures presented in this note have been audited and are covered by the audit report, or revise to clearly indicate the disclosures that are unaudited.
19. Please update the note to disclose the July 31, 2023 amendment to the Quality
         International Purchase Agreement discussed on page 19 that revised the payment schedule for the acquisition to extend the payment timeline with smaller amounts due at each date and to introduce break fees. Similarly, update to disclose the shares subscription and buy-
         back agreement entered into by Quality Industrial Corp., as disclosed in your Form 8-K dated August 25, 2023. Refer to ASC 855-10-50.
Note 24: Business Combination Disclosure, page F-29

20. We note your response to comment 31 and reissue the comment in part. As previously requested, please revise the note to address the following:

                Reconcile the fair value of the total consideration of $137.0 million to the identifiable assets and liabilities acquired and goodwill balances of $105.6 million.
                Explain how you accounted for the contingent consideration arrangement and comply with the disclosure requirements of ASC 805-30-50-1.c. Specifically, disclose the amount recognized as of the acquisition date, the basis for determining the amount of the payment, and an estimate of the range of outcomes (undiscounted) or, if a range cannot be estimated, that fact and the reasons why a range cannot be estimated.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Stephany Yang at 202-551-3167 or Martin James at 202-551-3671 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.
 Nicolas Link
Ilustrato Pictures International, Inc.
September 27, 2023
Page 6



                                                      Sincerely,
FirstName LastNameNicolas Link
                                                      Division of Corporation
Finance
Comapany NameIlustrato Pictures International, Inc.
                                                      Office of Manufacturing
September 27, 2023 Page 6
cc:       Scott Doney, Esq.
FirstName LastName